DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/6/06

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,664,100

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.95%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________






1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

378,600

8. SHARED VOTING POWER

43,900

9. SOLE DISPOSITIVE POWER

893,800
_________________________________________________________

10. SHARED DISPOSITIVE POWER
770,300

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,664,100

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.95%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

770,300

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
770,300

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

770,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.75%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Franklin Universal Trust ("FT").The principal executive offices of FT are located at One Franklin Parkway, San Mateo, CA
94403.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 W,Plaza Two, Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of FT have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
On January 19, 2006, the Fund announced that the Board of Directors authorized management to implement an open-market share repurchase program pursuant to which the Fund may purchase, from time to time, up to 10% of the Fund's common stock "to address the Fund's discount to net asset value." The filing persons commend the board for acting to address the Fund's discount and may communicate their views about the share repurchase program to the board.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the proxy statement filed on 01/10/2006 there were 27,924,294 shares of FT outstanding as of 12/16/05. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,664,100 shares of FT or 5.95% of the outstanding shares.

Power to dispose of securities resides solely with Mr.
Goldstein for 893,800 shares. Power to vote securities resides solely with Mr. Goldstein for 378,600 shares and jointly for 43,900 shares. Power to dispose of securities resides jointly with Mr. Dakos and Mr. Goldstein for 770,300 shares. Power to vote securities resides solely with Mr. Dakos for 770,300 shares.

  c) During the past 60 days the following shares of FT were purchased (there were no sales):

3/15/2006   1200          6.1
3/14/2006   12000         6.1
3/14/2006   5000          6.1
3/13/2006   45300         6.06
3/13/2006   14800         6.06
3/13/2006   5000          6.06
3/13/2006   5000          6.05
3/10/2006   40000         6.06
3/9/2006    19500         6.06
3/9/2006    5000          6.07
3/9/2006    2600          6.06
3/8/2006    59900         6.03
3/8/2006    1300          6.03
3/7/2006    5000          6.08
3/7/2006    5000          6.07
3/7/2006    5000          6.07
3/6/2006    40000         6.2
3/3/2006    15000         6.25
3/3/2006    5000          6.25
3/3/2006    1200          6.22
3/2/2006    5000          6.24
3/2/2006    4000          6.25
3/1/2006    5000          6.25
2/27/2006   300           6.25
2/9/2006    5000          6.17
2/8/2006    5500          6.14
2/8/2006    4100          6.15
2/7/2006    3300          6.16
1/27/2006   5000          6.28



  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/16/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of FT.

Dated: 3/16/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos